Exhibit 99.1

Taiwan Liposome Company, Ltd.

2019 ANNUAL GENERAL MEETING MINUTES

(Translation)

Time:	April 24, 2019 (Wednesday) at 9:00 a.m.
Location:	2F., No.19-10, Sanchong Rd.,Nangang District, Taipei City 115(2F Meeting Center, Building A, Nangang Software Park)
Attendance:

Total shares represented by shareholders present in person or by proxy: 49,847,973 shares. Total outstanding TLC shares: 64,045,134 shares (net of shares without voting rights). Percentage of shares held by shareholders present in person or by proxy: 77.83%.

Directors present(4)：	Keelung Hong, Chang Xing Investment Company- Chan Yu Lee, Beatrice Liu, Shieh-Shung Tom Chen
Others (2):	Sheng-Wei Teng (C.P.A., PricewaterhouseCoopers LLP.), Jacqueline Fu (Attorney, K&L Gates LLP.)

Chairman：Keelung Hong	Recording Secretary：Nicole Lin

Calling the meeting to order：A quorum has been met in accordance with Article 174 of the Company Act, and the Chairman called the meeting order.

Chairman’s Remarks: (omitted)

I. Items for Reports

Item No. 1:  The 2018 operational report and the implementation report for the sound operating plan.

Explanation:

1.	The 2018 operational report can be found on Handbook under Schedule 1.
2.	The implementation report for the sound operating plan can be found on Handbook under Schedule 2.

Shareholders with the shareholder account numbers 332 and 254 raised questions about this reporting item No. 1, including questions about market synergy, the Company’s vision and matters related to profits and losses. The questions raised by the shareholders were answered and explanations were provided by the Chairman and relevant personnel designated by the Chairman.

Item No. 2:  The review report for 2018 prepared by the audit committee.

Explanation:

The 2018 audit committee's review report can be found on Handbook under Schedule 3.

A shareholder with the shareholder account number 332 raised questions about this reporting item No. 2, including questions about details of the audit by the audit committee.

These questions raised by the shareholder were answered and an explanation was provided by the chairman of the audit committee.

II. Items for Ratification

Item No. 1:  Adoption of the 2018 financial statements and the operational report. (Proposed by the Board of Directors)

Explanation:

1.

The 2018 Individual and Consolidated Financial Statements have been audited by independent certified public accountants, Teng, Sheng-Wei and Hsieh, Chih-Cheng, of PricewaterhouseCoopers Taiwan, and an audit report has been issued without reservations.

2.

The aforementioned Financial Statements and Business Report have been approved by the Company’s Board of Directors and reviewed by the Company’s audit committee, and no inaccuracies were found. Thus the Board of Directors hereby submits the aforementioned Financial Statements and Business Reports to the shareholders’ meeting for ratification.

3.

Independent Certified Public Accountant reports and other financial statements can be found on Handbook under Schedule 4. The operational report can be found on Handbook under Schedule 1, and the audit committee's review report can be found on Handbook under Schedule 3.

A shareholder with the shareholder account number 332 raised questions about this ratification item No. 1, including questions about net loss after tax, contingent liabilities and market forecasts. The questions raised by the shareholder were answered and explanations were provided by the Chairman and relevant personnel designated by the Chairman.

Resolution:	The 2018 financial statements and the operational report were hereby ratified as submitted. The number of shares represented by shareholders attending the Meeting was 49,847,973 shares; the number of shares voting to approve the resolution was 49,828,448 shares (including 13,054,456 votes cast by electronic means), approximately 99.96% of voting shares; the number of shares voting against the resolution was 1,136 shares (including 1,136 votes cast by electronic means), 0.00% of voting shares; the number of invalidated votes was 0 shares, 0.00% of voting shares; the total number of abstentions and shares present but not voting was 18,389 shares (including 1,165 votes cast by electronic means), approximately 0.03% of voting shares.

Item No. 2:  Adoption of the 2018 deficit offset proposal.

                     (Proposed by the Board of Directors)

Explanation:

1.

The Company’s 2018 financial statements, after being audited by independent certified public accountants, showed an accumulated deficit of NT$910,041,959 in 2018, an amount that is no less than half of the Company’s paid-in capital. Please refer to the 2018 Deficit Offset Statement below for more details.

2.	Due to the lack of retained earnings, the Company does not intend to distribute dividends and bonuses this year.

Taiwan Liposome Company, Ltd.
2018 Deficit Offset Statement

		(In NTD)
Items	Amount
	Subtotal	Total
Undistributed Earnings in the beginning of 2018	$0
Effects of retrospective application of new standards	(7,940,875)
Subtotal	(7,940,875)
2018 retained earnings adjustment	(527,584)
Undistributed Earnings with adjustments	(8,468,459)
2018 net income (deficit)	(901,573,500)
Deficit to be offset at the end of 2018		($910,041,959)

Chairman of the Board:	Officer:	Head of the Accounting Dept.:

A shareholder with the shareholder account number 332 raised questions about this ratification item No. 2, including questions about the deficit offset. These questions were fully answered by the Chairman himself.

Resolution:

The 2018 deficit offset proposal was hereby ratified as proposed. The number of shares represented by shareholders attending the Meeting was 49,847,973 shares; the number of shares voting to approve the resolution was 49,828,448 shares (including 13,054,456 votes cast by electronic means), approximately 99.96% of voting shares; the number of shares voting against the resolution was 1,136 shares (including 1,136 votes cast by electronic means), 0.00% of voting shares; the number of invalidated votes was 0 shares, 0.00% of voting shares; the total number of abstentions and shares present but not voting was 18,389 shares (including 1,165 votes cast by electronic means), approximately 0.03% of voting shares.

III. Items for Discussion

Item No. 1:  To discuss the proposed amendments to the Company’s “Procedures for the Acquisition or Disposal of Assets”. (Proposed by the Board of Directors)

Explanation:

1.

Based on the latest amendments to the Regulations Governing the Acquisition and Disposal of Assets by Public Companies promulgated by the Securities Supervisory Commission, the Company proposes to amend certain provisions of its “Procedures for Acquisition or Disposal of Assets.”

2.	Comparison Table for the amendments to the Company’s “Procedures for the Acquisition or Disposal of Assets” can be found on Handbook under Schedule 5.
Resolution:

The Company’s “Procedures for the Acquisition or Disposal of Assets” was hereby approved as proposed. The number of shares represented by shareholders attending the Meeting was 49,847,973 shares; the number of shares voting to approve the resolution was 49,828,448 shares (including 13,054,456 votes cast by electronic means), approximately 99.96% of voting shares; the number of shares voting against the resolution was 1,136 shares (including 1,136 votes casted by electronic method), 0.00% of voting shares; the number of invalidated votes was 0 shares, 0.00% of voting shares; the total number of abstentions and shares present but not voting was 18,389 shares (including 1,165 votes cast by electronic means), approximately

0.03% of voting shares.

Item No. 2:  To discuss the issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipts and/or issuance of ordinary shares for cash domestically. (Proposed by the Board of Directors)

Explanation:

1.

It is proposed that in order to meet the Company’s need for long term development, the Company will take one of the following approaches or a combination of the following approaches: issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipts and/or issuance of ordinary shares for cash domestically, once or at multiple times with the proper timing and taking into account the condition of the capital market and the actual fiscal needs of the Company, so as to raise long term capital and increase the variety of channels for raising capital while maintaining flexibility, and to improve the Company’s international competiveness. Subject to the market conditions of the overseas offering market, the Company may also issue overseas depositary receipts sponsored by issued shares, and relevant matters will be handled by the board of directors.

2.	This offering of securities shall be conducted within the limit of 30,000,000 shares.
3.

Where it is necessary to decide or revise the main contents of this proposal, including but not limited to the amount (number of shares), issuance price, terms and conditions of the issuance, the method of underwriting, the issue plan, projects for the use of fund, estimated timeline, and expected benefits and other unsolved matters related to this issuance, in accordance with any changes to the law, requirements of the competent authorities, the Company’s need of funds and actual market conditions, the Board of Directors or the Chairperson, depending on the matter concerned, are fully authorized to administer such matters.

4.	An explanation with respect to the manner and contents of this issuance can be found on Handbook under Schedule 6.

A shareholder with the shareholder account number 332 raised questions about this discussion item No.2, including questions about the offering plan, the relevant procedures, the amount of the offering and the market for the offering. The questions raised by the shareholder were answered and explanations were provided by the Chairman and relevant personnel designated by the Chairman.

Resolution:

The issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipts and/or issuance of ordinary shares for cash domestically hereby was approved as proposed. The number of shares represented by shareholders attending the Meeting was 49,847,973 shares; the number of shares voting to approve the resolution was 49,828,447 shares (including 13,054,455 votes cast by electronic means), approximately 99.96% of voting shares; the number of shares voting against the resolution was 1,137 shares (including 1,137 votes cast by electronic means), 0.00% of voting shares; the number of invalidated votes was 0 shares, 0.00% of voting shares; the total number of abstentions and shares present but not voting are 18,389 shares (including 1,165 votes cast by electronic means), approximately 0.03% of voting shares.

IV. Ad Hoc Motions : None.

V. Adjournment: 11:03 a.m., the Chairman adjourned the Meeting.

(Pursuant to Article 183 of the Company Act, these meeting minutes of the interim shareholders’ meeting only record the key points of the Meeting and the results thereof and the opinions given by shareholders. Please refer to the video/audio recording of the Meeting for the full contents, including procedures and speeches given by shareholders.)

Schedule 1

Operational Report

Dear Shareholders:

1.1	Business Result in 2018

The Company continues to grow at a steady pace this year. In accordance with our business plan, the Company has achieved its operational objectives with the help of your continuous support.

(1)

Results of Execution of 2018 Business Plan Taiwan Liposome Co., Ltd.’s revenue of NT$62.3 million is an increase of NT$12.7 million, or 25.56%, from the revenue of NT$49.6 million in 2017. Total comprehensive loss of NT$902.8 million for the period represented an increase of NT$25.3 million (or 2.89%) from the NT$877.5 million registered in 2017.

The Company continues to focus on projects in the three major areas of pain management, ophthalmology and oncology this year. The main achievements are summarized below.

A.

TLC599, a BioSeizer sustained release formulation of dexamethasone sodium phosphate (DSP) intended for the treatment of osteoarthritis (OA) pain, met primary endpoint and key secondary endpoints in its Phase II trial. The primary endpoint is the change from baseline in the WOMAC (Western Ontario and McMaster Universities Osteoarthritis Index) pain subscale through Week 12. TLC599 12mg demonstrated statistically significant pain reduction compared to placebo from Day 3 through Week 12, meeting the primary endpoint. TLC599 12mg also showed statistically significant pain reduction compared to placebo from Day 3 through Week 16, Week 20, and Week 24 which are key secondary endpoints. Data from the 24-week study showed TLC599 to be well tolerated, with comparable frequency of treatment-related adverse events for both doses of TLC599 and placebo. Most adverse events were mild and there were no treatment-related serious adverse events.

B.

TLC590, a non-opioid BioSeizer sustained release formulation of ropivacaine for post-surgical pain management, has started a first-in-human clinical trial enrollment after clearance of its IND application with the FDA. This randomized, double-blind, comparator-controlled, dose escalation phase I/II clinical trial assesses the safety, tolerability and pharmacokinetic profile of TLC590 compared to free, non-liposomal ropivacaine when given as a single infiltrative local administration in adult patients following inguinal hernia repair surgery. The trial is taking place in the United States and will enroll approximately 64 evaluable patients across four cohorts.

C.

ProDex™/TLC399, a BioSeizer formulation of DSP intended as an intravitreal, or in-eye, injection for the treatment of macular edema due to RVO, continues recruitment in the U.S for its Phase II clinical trial. The patients are gauged for visual acuity, safety, tolerability and retinal thickness after a single intravitreal injection with a one-year follow-up period.

D.

TLC178, a NanoX liposomal formulation of vinorelbine, has received  IND clearance from the FDA to initiate a pediatric Phase I/II clinical trial in rhabdomyosarcoma (RMS). TLC178 received a Rare Pediatric Disease Designation last year from the FDA for the treatment of RMS. Due to the rarity of RMS, the FDA has agreed with the Company’s plan to first enroll all types of pediatric refractory or relapsed sarcoma patients to evaluate the safety and tolerability of TLC178 in combination with low-dose oral cyclophosphamide in Part 1 of the trial; this approach will also explore the potential activity of TLC178 in patients with various pediatric sarcomas. Part 2 of the trial will then evaluate the antitumor activity of TLC178 in combination with low-dose oral cyclophosphamide in pediatric patients with relapsed or refractory RMS.

In terms of operations, the Company, for the fourth consecutive year, was ranked in the top 5% of all TWSE- and TPEx- listed companies in the annual Corporate Governance Evaluation.  861 TWSE-listed companies and 675 TPEx-listed companies were evaluated, with the top 5% being the highest ranking group. Among the total of 1,536 companies, only 33 made the top 5% for the fourth consecutive year; TLC was among the few to be honored with this recognition. These extraordinary achievements reflect on the Company's unyielding efforts to improve corporate governance and information disclosure, as well as its high regard for the interests of all shareholders.

(2)	Research and Development in 2018

Progress of the Company’s drug R&D activities in 2018 is summarized as follows:

A.	TLC599 showed positive top-line data from Phase II clinical trial in knee osteoarthritis pain, meeting primary endpoint and key secondary endpoints.

B.	We have submitted an end of Phase II meeting request with the FDA to discuss requirements for Phase III study.
C.	TLC590 started Phase I/II recruitment in the U.S.
D.	We submitted an IND and received clearance from the FDA for a pediatric Phase I/II clinical trial in rhabdomyosarcoma (RMS).
E.	TLC599 has been patented for “Method of Treating Arthritis” in Australia and New Zealand.
F.	ProDex™/TLC399 has been patented for “Ophthalmic Drug Delivery System Containing Phospholipid and Cholesterol” in Canada and Europe.
G.	ProDex™/TLC399 has been patented for “Pharmaceutical Compositions To Reduce Complications of Ocular Steroid “ in Taiwan, Hong Kong, China, Russia, Europe and the United States.

1.2	Annual Plan in 2019

(1)	Business Strategies

The Company will continue to focus on its two main technology platforms of sustained release delivery and targeted delivery. With experience and expertise in LipAD™, or Lipid-Assembled Delivery, the company will systemically expand applications of the two platforms as well as their patents.

The know-how of modifying platforms and optimizing formulations in dealing with various drugs and diseases, alongside continuous patent filings, help to shorten the R&D process, reduce costs and risks, and ensure profitability after the product hits the market.

In addition, the Company will develop more products in the areas of pain management, ophthalmology and oncology by utilizing its own or other companies’ technologies or drugs to fulfill unmet medical needs.

In line with the “One IND every 18 months” strategy, the Company will steadily commercialize its R&D results to meet its business strategic goals.

(2)	Key production and distribution strategies
A.	Operation planning and production and distribution strategies
a.	Create turnkey solutions to increase the scale of its production and work with domestic and foreign GMP manufacturers with respect to such production.
b.	Enhance human resources management in each of the Company’s subsidiaries. Make use of the resources available to the Company so as to allow the Company to become familiarized with local laws, regulations and medical needs, which will improve its position when submitting MAAs to local governments and applying for government subsidies. The subsidiaries received by the Company should help the Company form a closer relationship with its local business partners, from which the Company can better identify local market trends.

c.	Enlarge production and distribution network through different product distribution strategies in order to reduce operating risks.
B.	Research and product development strategies
a.	Focus on developing and commercializing LipAD™.
b.	Extend products into other indications by exploring market needs and trends.
c.

Attract pharmaceutical companies to enter into technical collaboration arrangements with the results of its product development. More collaboration opportunities for the Company mean the Company can observe relevant markets more closely and as a result develop products that cater to each market. Through this collaboration scheme, the costs can be shared with cooperation partner(s), and the access of the product to the relevant markets is also secured with such scheme, which will significantly reduce R&D costs and risks. By cooperating with international pharmaceutical companies, the Company will be able to increase its R&D capacity.

d.	Improve technology to develop derivative drugs by combining the Company's know-how with that of other companies through technical collaboration.

1.3	Future Corporate Strategy

The Company strives to improve upon original drug properties to achieve less toxicity, fewer side effects, and higher or longer efficacy through its drug delivery systems and formulation designs. The company will not only  emphasize on developing products which address unmet market needs on its own, but also assist international pharmaceutical companies with  problems they encounter in developing new drugs, providing assistance to these companies with research on particular drugs or technology, and collaborating with them in developing new products. Through these technical collaborative relationships, the Company will be able to bring good to patients who are suffering from related illness.

1.4	External Impacts on Corporate Operating

By modifying existing drugs, New Formulation drugs came into the international spotlight in recent years for their relatively lower development risks, shorter time-to-market, existing markets, and most importantly, patentability. With its pipeline filled with New Formulation drugs, Taiwan Liposome Company is well positioned to take advantage of the trend.

Taiwan Liposome Company, Ltd.

Chairman of the Board: Keelung Hong

General Manager: George Yeh

Head of the Accounting Dept.: Nicole Lin

Schedule 2

Taiwan Liposome Company, Ltd.

Implementation Report of the Sound Operating Plan

Taiwan Liposome Company (“the Company” or “TLC”) insists on continuous research and development in technology platform for its application on drug development. TLC attaches great importance on reviewing the research and development (R&D) milestones of each stage. From our base in Taiwan, we aim to expand our business globally. Because R&D is an ongoing process, under the premise of R&D first, operation performance can be improved from the following aspects:

1. Royalty income

TLC formulates licensing strategies based on the supply and demand and competition of each drug in the market and the Company’s resources. It negotiates patent licensing and cooperative business model at an appropriate time to enjoy profit-sharing from royalty once the drug is launched. The operating revenue was NT$62,324 thousand in 2018, an increase of 25.56% from the NT$49,635 thousand in 2017 and an increase from the planned amount.

2. R&D management

The Company continuously researches and develops technology platforms to be applied to drug development. Under the premise of developing uniqueness and mastering key technologies and through prudent R&D management, checkpoints are set at the three R&D milestones: front-end molecular research, preclinical studies, and clinical trials, to effectively advance the R&D goals.

(1) Preclinical studies

The TLC animal facility performs tests pursuant to the GLP spirit. When external GLP testing is necessary, the Company would perform preliminary trials in pharmacology-toxicology. This check point allows the Company to submit results to the Contracted Research Organization (CRO) for reference in order to reduce the chance of GLP failing.

(2) Clinical trials (or bioequivalent studies)

The recruitment of human subjects for the test of the drug shall be subject to the approval of the legal authority that recognizes the usage of such drugs in human therapeutic trials.

Regarding the results achieved during the past year (2018), Phase II clinical trials for TLC599 (a sustained osteoarthritis-release drug with new formulation and new formula) have successfully reached the primary evaluation target "12-week WOMAC," that the pain inhibition effect is significantly superior to the placebo group. Phase I/II clinical trials for TLC590 (non-opiate post-surgical pain management with new formulation and new formula) has commenced in the US. Phase II clinical trials for TLC399 (ProDex™, the sustained macular edema-release drug with new formulation and new formula) have been continued in the US. For TLC178 (oncology drug with new formulation and new formula), after being designated as a drug for a rare pediatric disease in the treatment of RMS by the U.S. FDA in 2017, the application for Phase I/II clinical trials of TLC178 on RMS patients in 2018 was approved by the FDA in 2018.

(3) Manufacturing and production

TLC adopts an organizational approach to master production process expansion technology. To ensure the success of R&D results and mass production, the Company works from tailor-made machinery and equipment for mass production to on-site technology transfer and process monitoring.

The sum of R&D and administrative expenses amounted to NT$986,273 thousand in 2018, an increase of 3.58% from NT$952,206 thousand in 2017. However, the number is smaller than the planned declaring amount.

Schedule 3

Taiwan Liposome Company, Ltd.

Audit Committee’s Review Report

To All Shareholders of Taiwan Liposome Company, Ltd.:

The Board of Directors has prepared and submitted the Company’s 2018 business report, standalone financial statements, consolidated financial statements and proposal to offset the deficit of 2018 to the Company’s audit committee for review, of which the standalone financial statements and consolidated financial statements were audited by independent certified public accountants, Teng, Sheng-Wei and Hsieh, Chih- Cheng, of PricewaterhouseCoopers Taiwan, pursuant to which an audit report has been prepared. According to such audit report, the abovementioned documents present fairly, in all material respects, the Company’s financial position, financial performance and the cash flows. The audit committee has reviewed each of the aforementioned documents and has not found any inaccuracies. Therefore, we hereby submit this report in accordance with Article 14 of the Securities and Exchange Act and Article 219 of The Company Act.

Taiwan Liposome Company, Ltd.

/s/ Ke-Yi Liu
Name:	Ke-Yi Liu
Title:	Chairman of the Audit Committee

Schedule 4

Independent Certified Public Accountant Report and Financial Statements

(Consolidated Financial Statements)

REPORT OF INDEPENDENT ACCOUNTANTS TRANSLATED FROM CHINESE

To Taiwan Liposome Company, Ltd.

Opinion

We have audited the accompanying consolidated balance sheets of Taiwan Liposome Company, Ltd. and its subsidiaries (the “Group”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2018 and 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with the “Regulations Governing the Preparation of Financial Reports by Securities Issuers” and International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations as endorsed by the Financial Supervisory Commission.

Basis for opinion

We conducted our audits in accordance with the “Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants” and generally accepted auditing standards in the Republic of China (“ROC GAAS”). Our responsibilities under those standards are further described in the Independent accountant’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the Code of Professional Ethics for Certified Public Accountants in the Republic of China (the “Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Indicators of impairment of property, plant and equipment

Description

As of December 31, 2018, the Group’s property, plant and equipment amounted to NT$158,245 thousand, accounting for 11% of the consolidated total assets. As the Group engages in research and development for new drugs, its value is composed of the market value of patents obtained from research and development. As the property, plant and equipment are mainly used for the purposes of research and development and are highly relevant to the outcome of new drugs’ development, the failure of meeting expectations in research and development of the new drugs might cause impairment of property, plant and equipment. Thus, we consider indicators of impairment of property, plant and equipment a key audit matter.

How our audit addressed the matter

The procedures performed in respect of this key audit matter included:

•

Evaluating the reasonableness of identifying indicators of impairment by reviewing the assessment of impairment indicators provided by management and discussing main research and development progress and technology, and etc. with management and research and development supervisors.

•	Performing physical observation of property, plant and equipment and assessing the working condition of major property, plant and equipment to determine whether there is any damaged or outdated item.

Existence of bank deposits

Description

As of December 31, 2018, the Group’s cash and cash equivalents amounted to NT$807,484 thousand, and current financial assets at amortized cost amounted to NT$307,150 thousand, constituting 79% of the consolidated total assets. As bank deposits constitute a significant percentage of the consolidated total assets, we consider the existence of bank deposits a key audit matter.

How our audit addressed the matter

The procedures performed in respect of this key audit matter included:

•	Confirming bank accounts and special arrangements with financial institutions to verify the existence and rights and obligations of the bank deposits.
•	Verifying the authenticity of the necessary information for the financial institutions being confirmed.
•	Inspecting a sample of the source documents of significant cash receipts and payments to verify that the transactions are for business needs.
•	Assessing the authenticity and purpose of foreign currency deposits, and verifying the existence of overseas banks.

Assessment of liquidity risk

Description

The Group has reported a net loss in all fiscal periods since inception due to continuous cash outflows from research and development activities and execution of clinical programs, and expects to incur substantial and increased expenses to expand the said development activities. The Group expects to continue to generate operating losses in the foreseeable future. Based on the Group’s business plans disclosed in Note 1, the Group may seek future funding based on the need of capital and exercise discretion and flexibility to deploy its capital resources in the progress of the research and development according to the schedule of fund raising to continue its operation in the future. Thus, we consider the assessment of liquidity risk a key audit matter.

How our audit addressed the matter

The procedures performed in respect of this key audit matter included:

•	Obtaining the cash flow forecast of the Group in the next twelve months, and discussing with management the feasibility of the cash flow forecast and its operations.
•	Verifying the compliance of covenants associated with the debt agreement and management’s responses.
•	Assessing the appropriateness of the footnote disclosure to the financial statements.

Other matter – Parent company only financial reports

We have audited and expressed an unmodified opinion on the parent company only financial statements of Taiwan Liposome Company, Ltd. as of and for the years ended December 31, 2018 and 2017.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the “Regulations Governing the Preparation of Financial Reports by Securities Issuers” and International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations as endorsed by the Financial Supervisory Commission, and for such internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Group’s financial reporting process.

Independent accountant’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ROC GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ROC GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

2.

Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal controls.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Group to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Teng, Sheng-Wei	/s/ Hsieh, Chih-Cheng
Teng, Sheng-Wei	Hsieh, Chih-Cheng

For and on behalf of PricewaterhouseCoopers, Taiwan

February 26, 2019

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			December 31, 2018		December 31, 2017
	Assets	Notes	AMOUNT	%	AMOUNT	%
	Current assets
1100	Cash and cash equivalents	6(1)	$807,484	57	$951,713	75
1136	Current financial assets at amortized cost	6(2)	307,150	22	-	-
1140	Current contract assets	6(18)	2,283	-	-	-
1170	Accounts receivable, net	6(3)	9,343	1	8,622	1
1200	Other receivables	6(19)	5,811	-	19,726	1
1220	Current income tax assets		113	-	414	-
1410	Prepayments	6(4)	56,511	4	71,400	6
11XX	Total current assets		1,188,695	84	1,051,875	83
	Non-current assets
1600	Property, plant and equipment	6(5) and 8	158,245	11	153,835	12
1780	Intangible assets	6(6)	4,030	-	8,637	1
1840	Deferred income tax assets	6(24)	79	-	81	-
1900	Other non-current assets	6(7)	66,872	5	48,111	4
15XX	Total non-current assets		229,226	16	210,664	17
1XXX	Total assets		$1,417,921	100	$1,262,539	100

(Continued)

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

December 31, 2018	December 31, 2017

			December 31, 2018		December 31, 2017
	Liabilities and equity	Notes	AMOUNT	%	AMOUNT	%
	Current liabilities
2100	Short-term borrowings	6(8)	$46,000	3	$46,000	4
2200	Other payables	6(9)(26)	206,268	15	93,541	7
2300	Other current liabilities	6(10)(11)	92,020	6	53,513	4
21XX	Total current liabilities		344,288	24	193,054	15
	Non-current liabilities
2540	Long-term borrowings	6(10)	368,010	26	66,177	5
2550	Provisions for liabilities - non-current	6(14)	6,922	1	6,922	1
2600	Other non-current liabilities	6(11)(12)	29,505	2	9,102	1
25XX	Total non-current liabilities		404,437	29	82,201	7
2XXX	Total liabilities		748,725	53	275,255	22
	Equity
	Equity attributable to owners of parent
	Share capital	6(15)
3110	Common shares		640,451	45	561,990	44
	Capital surplus	6(16)
3200	Capital surplus		952,364	67	1,322,625	105
	Retained earnings
3350	Accumulated deficit	6(17)	(910,042)	(64)	(874,086)	(69)
	Other equity
3400	Other equity interest		(13,577)	(1)	(23,245)	(2)
31XX	Equity attributable to owners of parent		669,196	47	987,284	78
3XXX	Total equity		669,196	47	987,284	78
	Significant contingent liabilities and unrecognized contract commitments	9
	Significant events after reporting period	11
3X2X	Total liabilities and equity		$1,417,921	100	$1,262,539	100

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2018 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT LOSS PER SHARE AMOUNT)

			Year ended December 31
			2018		2017
Items		Notes	AMOUNT	%	AMOUNT	%
4000	Operating revenue	6(18) and 12(5)	$62,324	100	$49,635	100
	Operating expenses	6(12)(13)(22)(23)
6200	General and administrative expenses		(147,743)	(237)	(134,869)	(272)
6300	Research and development expenses		(832,575)	(1336)	(813,252)	(1638)
6000	Total operating expenses		(980,318)	(1573)	(948,121)	(1910)
6900	Operating loss		(917,994)	(1473)	(898,486)	(1810)
	Non-operating income and expenses
7010	Other income	6(19)	28,990	47	26,250	53
7020	Other gains and losses	6(20)	(1,817)	(3)	2,610	5
7050	Finance costs	6(21)	(9,886)	(16)	(3,385)	(7)
7000	Total non-operating income and expenses		17,287	28	25,475	51
7900	Loss before income tax		(900,707)	(1445)	(873,011)	(1759)
7950	Income tax expense	6(24)	(867)	(2)	(951)	(2)
8200	Net loss		$(901,574)	(1447)	$(873,962)	(1761)
	Other comprehensive income (loss)
	Items that will not be reclassified to profit or loss
8311	Remeasurement arising on defined benefit plans	6(12)	$(527)	(1)	$(124)	-
	Items that may be subsequently reclassified to profit or loss
8361	Financial statement translation differences of foreign operations		(727)	(1)	(3,396)	(7)
8300	Total other comprehensive loss, net		$(1,254)	(2)	$(3,520)	(7)
8500	Total comprehensive loss		$(902,828)	(1449)	$(877,482)	(1768)
	Loss attributable to:
8610	Owners of the parent		$(901,574)	(1447)	$(873,962)	(1761)
	Total comprehensive loss attributable to:
8710	Owners of the parent		$(902,828)	(1449)	$(877,482)	(1768)

	Loss per share of common share	6(25)
9750	Basic loss per share (in dollars)		$(14.37)		$(15.75)

9850	Diluted loss per share (in dollars)		$(14.37)		$(15.75)

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of New Taiwan dollars)

		Equity attributable to owners of the parent
			Capital surplus					Other equity interest
	Notes	Common shares	Additional paid-in capital	Treasury stocks	Share options	Restricted stocks	Accumulated deficit	Exchange difference on translation of foreign financial statements	Unearned compensation	Total equity
2017
Balance at January 1, 2017		$557,306	$1,835,958	$7,009	$213,379	$22,562	$(824,662)	$1,684	$(9,694)	$1,803,542
Net loss		-	-	-	-	-	(873,962)	-	-	(873,962)
Other comprehensive loss		-	-	-	-	-	(124)	(3,396)	-	(3,520)
Total comprehensive loss		-	-	-	-	-	(874,086)	(3,396)	-	(877,482)
Issuance of restricted stocks to employees	6(13)(15)	5,000	-	-	-	22,489	-	-	(23,114)	4,375
Share-based payments	6(13)	-	-	-	52,835	-	-	-	4,314	57,149
Share options forfeited		-	37,000	-	(37,000)	-	-	-	-	-
Cancellation of restricted stocks	6(13)(15)	(316)	-	-	-	16	-	-	-	(300)
Restricted stocks vested	6(13)	-	10,312	-	-	(17,273)	-	-	6,961	-
Capital surplus used to cover accumulated deficit	6(17)	-	(824,662)	-	-	-	824,662	-	-	-
Balance at December 31, 2017		$561,990	$1,058,608	$7,009	$229,214	$27,794	$(874,086)	$(1,712)	$(21,533)	$987,284
2018
Balance at January 1, 2018		$561,990	$1,058,608	$7,009	$229,214	$27,794	$(874,086)	$(1,712)	$(21,533)	$987,284
Effects of retrospective application of new standards	3	-	-	-	-	-	(7,941)	-	-	(7,941)
Balance at January 1, 2018 after adjustments		561,990	1,058,608	7,009	229,214	27,794	(882,027)	(1,712)	(21,533)	979,343
Net loss		-	-	-	-	-	(901,574)	-	-	(901,574)
Other comprehensive loss		-	-	-	-	-	(527)	(727)	-	(1,254)
Total comprehensive loss		-	-	-	-	-	(902,101)	(727)	-	(902,828)
Issuance of new share capital, net of issuance costs of $100,499	6(15)	78,311	472,546	-	-	-	-	-	-	550,857
Issuance of restricted stocks to employees	6(13)(15)	500	-	-	-	3,359	-	-	(3,421)	438
Share-based payments	6(13)	-	-	-	27,570	-	-	-	13,816	41,386
Share options forfeited		-	69,935	-	(69,935)	-	-	-	-	-
Cancellation of restricted stocks	6(13)(15)	(350)	-	-	-	350	-	-	-	-
Restricted stocks vested	6(13)	-	5,813	-	-	(5,813)	-	-	-	-
Capital surplus used to cover accumulated deficit	6(17)	-	(874,086)	-	-	-	874,086	-	-	-
Balance at December 31, 2018		$640,451	$732,816	$7,009	$186,849	$25,690	$(910,042)	$(2,439)	$(11,138)	$669,196

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2018 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

		Years ended December 31
	Notes	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		$(900,707)	$(873,011)
Adjustments
Adjustments to reconcile profit (loss)
Provision for doubtful accounts	12(4)	-	9,065
Share-based payments	6(13)	41,386	57,149
Depreciation	6(5)(22)	39,315	41,926
Amortization	6(6)(22)	8,144	10,570
Interest expense	6(21)	9,886	3,385
Interest income	6(19)	(2,453)	(5,060)
Gain on disposal of property, plant and equipment	6(20)	(1,478)	(20)
Prepayments for equipment being transferred to other expenses	6(26)	780	-
Changes in operating assets and liabilities
Changes in operating assets
Accounts receivable, net		(721)	(701)
Current contract assets		(2,283)	-
Other receivables		14,158	(19,546)
Prepayments		17,475	(24,501)
Changes in operating liabilities
Notes payable		-	(206)
Current contract liabilities		(7,941)	-
Other payables		106,776	(25,035)
Other current liabilities		(366)	248
Provisions for liabilities - non-current		-	(74)
Other non-current liabilities		(124)	47
Cash outflow generated from operations		(678,153)	(825,764)
Interest received		2,210	5,165
Interest paid		(9,924)	(3,361)
Income tax paid		(488)	(230)
Tax refunds received		316	5,051
Net cash flows used in operating activities		(686,039)	(819,139)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of current financial assets at amortized cost		(307,150)	-
Decrease in other financial assets		-	1,817
Acquisition of property, plant and equipment	6(26)	(66,709)	(18,133)
Proceeds from disposal of property, plant and equipment		-	24
Acquisition of intangible assets	6(26)	(3,163)	(7,201)
Decrease (increase) in refundable deposits		8,258	(5,998)
Net cash flows used in investing activities		(368,764)	(29,491)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings		46,000	46,000
Payments of short-term borrowings		(46,000)	(46,000)
Proceeds from long-term borrowings		(731,580)	-
Payments of long-term borrowings		(366,874)	(1,700)
Proceeds from financial lease liabilities		40,000	48,000
Payments of financial lease liabilities		(44,000)	(46,500)
Issuance of restricted stocks to employees		500	5,000
Cancellation of restricted stocks		(350)	(316)
Proceeds from issuance of new share capital, net of issuance costs of $100,499	6(15)	550,857	-
Net cash flows from financing activities		911,713	4,484
Effect from foreign currency exchange		(1,139)	(2,941)
Net decrease in cash and cash equivalents		(144,229)	(847,087)
Cash and cash equivalents at beginning of year		951,713	1,798,800
Cash and cash equivalents at end of year		$807,484	$951,713

The accompanying notes are an integral part of these consolidated financial statements.

Independent Certified Public Accountant Report and Financial Statements

(Parent Company Only Financial Statements)

REPORT OF INDEPENDENT ACCOUNTANTS TRANSLATED FROM CHINESE

To Taiwan Liposome Company, Ltd.

Opinion

We have audited the accompanying balance sheets of Taiwan Liposome Company, Ltd. (the “Company”) as of December 31, 2018 and 2017, and the related statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and its financial performance and its cash flows for the years then ended in accordance with the “Regulations Governing the Preparation of Financial Reports by Securities Issuers”.

Basis for opinion

We conducted our audits in accordance with the “Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants” and generally accepted auditing standards in the Republic of China (“ROC GAAS”). Our responsibilities under those standards are further described in the Independent accountant’s responsibilities for the audit of the financial statements section of our report. We are independent of the Company in accordance with the Code of Professional Ethics for Certified Public Accountants in the Republic of China (the “Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Indicators of impairment of property, plant and equipment

Description

As of December 31, 2018, the Company’s property, plant and equipment amounted to NT$150,752 thousand, accounting for 10% of total assets. As the Company engages in research and development for new drugs, its value is composed of the market value of patents obtained from research and development. As the property, plant and equipment are mainly used for the purposes of research and development and are highly relevant to the outcome of new drugs’ development, the failure of meeting expectations in the research and development of new drugs may cause impairment of property, plant and equipment. Thus, we consider indicators of impairment of property, plant and equipment a key audit matter.

How our audit addressed the matter

The procedures performed in respect of this key audit matter included:

•

Evaluating the reasonableness of identifying indicators of impairment by reviewing the assessment of impairment indicators provided by management and discussing main research and development progress and technology, and etc. with management and research and development supervisors.

•	Performing physical observation of property, plant and equipment and assessing the working condition of major property, plant and equipment to determine whether there is any damaged or outdated item.

Existence of bank deposits

Description

As of December 31, 2018, the Company’s cash and cash equivalents amounted to NT$786,843 thousand, and current financial assets at amortized cost amounted to NT$307,150 thousand, constituting 74% of total assets. As bank deposits constitute a significant percentage of total assets, we consider the existence of bank deposits a key audit matter.

How our audit addressed the matter

The procedures performed in respect of this key audit matter included:

•	Confirming bank accounts and special arrangements with financial institutions to verify the existence and rights and obligations of the bank deposits.

•	Verifying the authenticity of the necessary information for the financial institutions being confirmed.
•	Inspecting a sample of the source documents of significant cash receipts and payments to verify that the transactions are for business needs.
•	Assessing the authenticity and purpose of foreign currency deposits, and verifying the existence of overseas banks.

Assessment of liquidity risk

Description

The Company has reported a net loss in all fiscal periods since inception due to continuous cash outflows from research and development activities and execution of clinical programs, and expects to incur substantial and increased expenses to expand the said development activities. The Company expects to continue to generate operating losses in the foreseeable future. Based on the Company’s business plans disclosed in Note 1, the Company may seek future funding based on the need of capital and exercise discretion and flexibility to deploy its capital resources in the progress of the research and development according to the schedule of fund raising to continue its operation in the future. Thus, we consider the assessment of liquidity risk a key audit matter.

How our audit addressed the matter

The procedures performed in respect of this key audit matter included:

•	Obtaining the cash flow forecast of the Company in the next twelve months, and discussing with management the feasibility of the cash flow forecast and its operations.
•	Verifying the compliance of covenants associated with the debt agreement and management’s responses.
•	Assessing the appropriateness of the footnote disclosure to the financial statements.

Responsibilities of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the “Regulations Governing the Preparation of Financial Reports by Securities Issuers”, and for such internal controls as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Company’s financial reporting process.

Independent accountant’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ROC GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with ROC GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

2.

Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Teng, Sheng-Wei	/s/ Hsieh, Chih-Cheng
Teng, Sheng-Wei	Hsieh, Chih-Cheng

For and on behalf of PricewaterhouseCoopers, Taiwan

February 26, 2019

The accompanying parent company only financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying parent company only financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

TAIWAN LIPOSOME COMPANY, LTD.

PARENT COMPANY ONLY BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			December 31, 2018		December 31, 2017
	Assets	Notes	AMOUNT	%	AMOUNT	%
	Current assets
1100	Cash and cash equivalents	6(1)	$786,843	53	$917,611	71
1136	Current financial assets at amortized cost	6(2)	307,150	21	-	-
1140	Current contract assets	6(18)	2,283	-	-	-
1170	Accounts receivable, net	6(3)	9,343	1	8,622	1
1200	Other receivables	6(19)	3,053	-	17,743	1
1220	Current income tax assets		113	-	414	-
1410	Prepayments	6(4)	56,066	4	70,773	5
11XX	Total current assets		1,164,851	79	1,015,163	78
	Non-current assets
1550	Investments accounted for under equity method	6(5)	93,754	6	75,954	6
1600	Property, plant and equipment	6(6) and 8	150,752	10	149,964	12
1780	Intangible assets		4,030	-	5,840	-
1900	Other non-current assets	6(7)	65,774	5	46,739	4
15XX	Total non-current assets		314,310	21	278,497	22
1XXX	Total assets		$1,479,161	100	$1,293,660	100

(Continued)

TAIWAN LIPOSOME COMPANY, LTD.

PARENT COMPANY ONLY BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			December 31, 2018		December 31, 2017
	Liabilities and Equity	Notes	AMOUNT	%	AMOUNT	%
	Current liabilities
2100	Short-term borrowings	6(8)	$46,000	3	$46,000	3
2200	Other payables	6(9)(26)	267,547	18	124,732	10
2300	Other current liabilities	6(10)(11)	91,981	7	53,443	4
21XX	Total current liabilities		405,528	28	224,175	17
	Non-current liabilities
2540	Long-term borrowings	6(10)	368,010	25	66,177	5
2550	Provisions for liabilities - non-current	6(14)	6,922	-	6,922	1
2600	Other non-current liabilities	6(11)(12)	29,505	2	9,102	1
25XX	Total non-current liabilities		404,437	27	82,201	7
2XXX	Total liabilities		809,965	55	306,376	24
	Equity
	Share capital
3110	Common share	6(15)	640,451	43	561,990	43
	Capital surplus	6(16)
3200	Capital surplus		952,364	65	1,322,625	103
	Retained earnings
3350	Accumulated deficit	6(17)	(910,042)	(62)	(874,086)	(68)
	Other equity
3400	Other equity interest		(13,577)	(1)	(23,245)	(2)
3XXX	Total equity		669,196	45	987,284	76
	Significant contingent liabilities and unrecognized contract commitments	9
	Significant events after reporting period	11
3X2X	Total liabilities and equity		$1,479,161	100	$1,293,660	100

The accompanying notes are an integral part of these parent company only financial statements.

TAIWAN LIPOSOME COMPANY, LTD.

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2018 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT LOSS PER SHARE AMOUNT)

			Year ended December 31
			2018		2017
Items		Notes	AMOUNT	%	AMOUNT	%
4000	Operating revenue	6(18) and 12(5)	$62,324	100	$49,635	100
	Operating expenses	6(12)(13)(22)(23)
6200	General and administrative expenses		(138,758)	(223)	(123,936)	(250)
6300	Research and development expenses		(847,515)	(1360)	(828,270)	(1669)
6000	Total operating expenses		(986,273)	(1583)	(952,206)	(1919)
6900	Operating loss		(923,949)	(1483)	(902,571)	(1819)
	Non-operating income and expenses
7010	Other income	6(19)	15,389	25	26,158	53
7020	Other gains and losses	6(20)	(1,655)	(3)	2,636	5
7050	Finance costs	6(21)	(9,886)	(16)	(3,385)	(7)
7070	Share of profit of subsidiaries, associates and joint ventures accounted for under equity method	6(5)	18,527	30	3,200	7
7000	Total non-operating income and expenses		22,375	36	28,609	58
8200	Net loss		$(901,574)	(1447)	$(873,962)	(1761)
	Other comprehensive income (loss)
	Items that will not be reclassified to profit or loss
8311	Remeasurement arising on defined benefit plan	6(12)	$(527)	(1)	$(124)	-
	Items that may be subsequently reclassified to profit or loss
8361	Financial statements translation differences of foreign operations	6(5)	(727)	(1)	(3,396)	(7)
8300	Total other comprehensive loss, net		$(1,254)	(2)	$(3,520)	(7)
8500	Total comprehensive loss		$(902,828)	(1449)	$(877,482)	(1768)

	Loss per share of common stock	6(25)
9750	Basic loss per share (in dollars)			$(14.37)	$(15.75)
9850	Diluted loss per share (in dollars)			$(14.37)	$(15.75)

The accompanying notes are an integral part of these parent company only financial statements.

TAIWAN LIPOSOME COMPANY

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of New Taiwan dollars)

			Capital Surplus					Other equity interest
	Notes	Common shares	Additional paid-in capital	Treasury stocks	Share options	Restricted stocks	Accumulated deficit	Exchange difference on translation of foreign financial statements	Unearned compensation	Total equity
2017
Balance at January 1, 2017		$557,306	$1,835,958	$7,009	$213,379	$22,562	$(824,662)	$1,684	$(9,694)	$1,803,542
Net loss		-	-	-	-	-	(873,962)	-	-	(873,962)
Other comprehensive loss		-	-	-	-	-	(124)	(3,396)	-	(3,520)
Total comprehensive loss		-	-	-	-	-	(874,086)	(3,396)	-	(877,482)
Issuance of restricted stocks to employees	6(13)(15)	5,000	-	-	-	22,489	-	-	(23,114)	4,375
Share-based payments	6(13)	-	-	-	52,835	-	-	-	4,314	57,149
Share options forfeited		-	37,000	-	(37,000)	-	-	-	-	-
Cancellation of restricted stocks	6(13)(15)	(316)	-	-	-	16	-	-	-	(300)
Restricted stocks vested	6(13)	-	10,312	-	-	(17,273)	-	-	6,961	-
Capital surplus used to cover accumulated deficit	6(17)	-	(824,662)	-	-	-	824,662	-	-	-
Balance at December 31, 2017		$561,990	$1,058,608	$7,009	$229,214	$27,794	$(874,086)	$(1,712)	$(21,533)	$987,284
2018
Balance at January 1, 2018		$561,990	$1,058,608	$7,009	$229,214	$27,794	$(874,086)	$(1,712)	$(21,533)	$987,284
Effects of retrospective application of new standards	3	-	-	-	-	-	(7,941)	-	-	(7,941)
Balance at January 1, 2018 after adjustments		561,990	1,058,608	7,009	229,214	27,794	(882,027)	(1,712)	(21,533)	979,343
Net loss		-	-	-	-	-	(901,574)	-	-	(901,574)
Other comprehensive loss		-	-	-	-	-	(527)	(727)	-	(1,254)
Total comprehensive loss		-	-	-	-	-	(902,101)	(727)	-	(902,828)
Issuance of new share capital, net of issuance costs of $100,499	6(15)	78,311	472,546	-	-	-	-	-	-	550,857
Issuance of restricted stocks to employees	6(13)(15)	500	-	-	-	3,359	-	-	(3,421)	438
Share-based payments	6(13)	-	-	-	27,570	-	-	-	13,816	41,386
Share options forfeited		-	69,935	-	(69,935)	-	-	-	-	-
Cancellation of restricted stocks	6(13)(15)	(350)	-	-	-	350	-	-	-	-
Restricted stocks vested	6(13)	-	5,813	-	-	(5,813)	-	-	-	-
Capital surplus used to cover accumulated deficit	6(17)	-	(874,086)	-	-	-	874,086	-	-	-
Balance at December 31, 2018		$640,451	$732,816	$7,009	$186,849	$25,690	$(910,042)	$(2,439)	$(11,138)	$669,196

The accompanying notes are an integral part of these parent company only financial statements.

TAIWAN LIPOSOME COMPANY, LTD.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2018 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

		Year ended December 31
	Notes	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		$(901,574)	$(873,962)
Adjustments
Adjustments to reconcile profit (loss)
Provision for doubtful accounts	12(4)	-	9,065
Share-based payments	6(13)	41,386	57,149
Depreciation	6(6)(22)	36,818	39,894
Amortization	6(22)	5,345	5,468
Share of profit of subsidiaries, associates and joint ventures accounted for under equity method	6(5)	(18,527)	(3,200)
Interest expense	6(21)	9,886	3,385
Interest income	6(19)	(2,398)	(5,051)
Gain on disposal of property, plant and equipment	6(20)	(1,435)	-
Prepayments for equipment being transferred to other expenses	6(26)	780	-
Changes in operating assets and liabilities
Changes in operating assets
Accounts receivable, net		(721)	(701)
Current contract assets		(2,283)	-
Other receivables		14,933	(17,607)
Other receivables-related parties		-	432
Prepayments		17,293	(24,300)
Changes in operating liabilities
Notes payable		-	(206)
Current contract liabilities		(7,941)	-
Other payables		136,864	(15,198)
Other current liabilities		(334)	383
Provision for liabilities-non-current		-	(74)
Other non-current liabilities		(124)	(74)
Cash outflow generated from operations		(672,032)	(824,597)
Interest received		2,155	5,156
Interest paid		(9,924)	(3,361)
Tax refunds received		316	5,020
Net cash flows used in operating activities		(679,485)	(817,782)

(Continued)

TAIWAN LIPOSOME COMPANY, LTD.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2018 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

		Year ended December 31
	Notes	2018	2017

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of current financial assets at amortized cost		$(307,150)	$-
Decrease in other financial assets		-	1,817
Acquisition of investments accounted for under equity method	6(5)	-	(23,396)
Acquisition of property, plant and equipment	6(26)	(60,667)	(17,694)
Acquisition of intangible assets	6(26)	(3,163)	(7,201)
Decrease (increase) in refundable deposits		7,984	(4,946)
Net cash flows used in investing activities		(362,996)	(51,420)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings		46,000	46,000
Payments of short-term borrowings		(46,000)	(46,000)
Proceeds from long-term borrowings		731,580	-
Payments of long-term borrowings		(366,874)	(1,700)
Proceeds from finance lease liabilities		40,000	48,000
Payments of finance lease liabilities		(44,000)	(46,500)
Issuance of restricted stocks to employees		500	5,000
Cancellation of restricted stocks		(350)	(316)
Proceeds from issuance of new share capital, net of issuance costs of $100,499	6(15)	550,857	-
Net cash flows from financing activities		911,713	4,484
Net decrease in cash and cash equivalents		(130,768)	(864,718)
Cash and cash equivalents at beginning of year		917,611	1,782,329
Cash and cash equivalents at end of year		$786,843	$917,611

The accompanying notes are an integral part of these parent company only financial statements.

Schedule 5

Taiwan Liposome Company, Ltd.

Comparison Table for the Amendment to the Rules of

Procedures for the Acquisition or Disposal of Assets

Article No.	After the Amendment	Prior to the Amendment	Explanations
Article 1

Purpose

These Procedures for the Acquisition or Disposal of Assets (“Regulations”) are hereby made to protect properties and to disclose information. Where there are any laws and regulations governing financial transactions, such laws and regulations shall prevail.

		Purpose These Procedures for the Acquisition or Disposal of Assets (“Regulations”) are hereby made to protect properties and to disclose information.)	Modified according to law.
Article 3

Extent of Assets

1.Securities: including stocks, government bonds, corporate bonds, financial bonds, beneficial certificates representing the rights of trust funds, depositary receipts, certificate of subscription, certificate of interest and Asset Backed Securities.

2.Real estate (including land, houses and buildings, investment property, rights to use land, and construction enterprise inventory) and equipment.

3.Certificates of membership

4.Intangible assets: including patent rights, copyrights, intellectual rights, and franchise rights

5. Right-of-use asset

6. Debt owned by financial institutions (including accounts receivable, remittances and bills discounted, and receivables on call)

7. Derivative products

8. Assets acquired or disposed of due to a merger, spin-off, acquisition or transfer of shares in compliance with the law

9. Other important assets

Extent of Assets

1. Securities: including stocks, government bonds, corporate bonds, financial bonds, beneficial certificates representing the rights of trust funds, depositary receipts, certificate of subscription, certificate of interest and Asset Backed Securities.

2. Real estate (including land, houses and buildings, investment property, rights to use land, and construction enterprise inventory) and equipment.

3. Certificates of membership

4. Intangible assets: including patent rights, copyrights, intellectual rights, and franchise rights

5. Debt owned by financial institutions (including accounts receivable, remittances and bills discounted, and receivables on call)

6. Derivative products

7. Assets acquired or disposed of due to a merger, spin-off, acquisition or transfer of shares in compliance with the law

8. Other important assets

Modified according to IFRS 16.
Article 4	Definitions 1. Derivative products: Refers to forward contracts, option contracts, future contracts, leverage contracts, swap contracts	Definitions 1. Derivative products: Refers to forward contracts, option contracts, future contracts, leverage contracts, swap	Modified according to IFRS 9

Article No.	After the Amendment	Prior to the Amendment	Explanations

and other complex contracts composed of the abovementioned financial products for the values derived from assets, specific interest rates, prices of financial tools, prices of commodities, exchange rates, price or fee rate indexes, credit ratings or credit indexes or other variables and other benefits, a combination of the above-mentioned contracts, or combination of contracts or structured products that were embedded with derivative products. The term “forward contract” does not include insurance contracts, performance contracts, after-service contracts, long-term lease contracts and long-term purchase (sale) contracts.

contracts and other complex contracts composed of the abovementioned financial products for the values derived from assets, interest rates, exchange rates, indexes and other benefits. The term “forward contract” does not include insurance contracts, performance contracts, after-service contracts, long-term lease contracts and long-term purchase (sale) contracts.

Modified according to IFRS 9

2. Assets acquired or disposed of due to merger, division, acquisition or transfer of shares in compliance with the law.：

Refers to assets acquired or disposed of through a merger, spin-off or acquisition according to the Business Merger and Acquisition Law, the Financial Holding Company Law, the Financial Institution Acquisition Law or other laws or shares acquired by issuing new shares of the Company in accordance with the 6th paragraph of Article 156-3 of the Company Act.

(Omitted)

2. Assets acquired or disposed of due to merger, division, acquisition or transfer of shares in compliance with the law.：

Refers to assets acquired or disposed of through a merger, spin-off or acquisition according to the Business Merger and Acquisition Law, the Financial Holding Company Law, the Financial Institution Acquisition Law or other laws or shares acquired by issuing new shares of the Company in accordance with the 6th paragraph of Article 156 of the Company Act.

(Omitted)

8. “Investment professional” means a financial holding company, bank, insurance company, bill finance company, trust company, securities firm operating self-trading or underwriting business, futures company operating self-trading business, securities investment trust company, securities investment consulting company or fund management company that is incorporated in accordance with applicable laws and regulations and is under the supervision of local financial competent authority.

9. “Stock exchange”, in reference to the domestic stock exchange,

(Added)

Article No.	After the Amendment	Prior to the Amendment	Explanations

shall mean the Taiwan Stock Exchange; in reference to foreign stock exchanges, it shall mean any organized stock exchange market under the supervision of the local securities competent authority.

10. “Over-the-counter market”, in reference to the domestic over-the-counter market, shall mean the market established in accordance with the Taipei Exchange Rules Governing Securities Trading on the TPEx; in reference to a foreign over-the-counter market, it shall mean a market that is allowed to conduct securities business and is under supervision of the relevant foreign securities competent authority.

(Added)
Article 5

The amount of Investment in non-business real estate, or right-of-use assets and securities

The amounts of aforementioned assets [that may be] acquired by the Company and each of its subsidiaries are provided below.

1. Less than 15% of paid-in capital for non-business real estate or right-of-use asset.

2. Less than 150% of net value for investment in long-term or short-term securities.

3. Less than 60% of net value for investment in specific securities.

The amount of Investment in non-business real estate and securities

The amounts of aforementioned assets [that may be] acquired by the Company and each of its subsidiaries are provided below.

1. Less than 15% of paid-in capital for non-business real estate.

2. Less than 150% of net value for investment in long-term or short-term securities.

3. Less than 60% of net value for investment in specific securities.

Modified according to IFRS 16.
Article 6

A professional appraiser and its appraisal personnel which provide the Company with an appraisal report, or an accountant, lawyer or securities underwriter that provides the Company with opinion letters and the parties to the transactions should comply with the following requirements:

A professional appraiser and its appraisal personnel which provide the Company with an appraisal report, or an accountant, lawyer or securities underwriter that provides the Company with opinion letters and the parties to the transactions should not be interested parties.

Modified according to law.

1. Such person has not violated the Securities and Exchange Act, the Company Act, the Banking Act of the Republic of China, the Insurance Act, the Financial Holding Company Act, the Business Entity Accounting Act, or committed

(Added)

Article No.	After the Amendment	Prior to the Amendment	Explanations

fraud, breach of trust, criminal conversion or forgery or committed a criminal offence due to his/her business conduct, and thereby been subject to imprisonment for one year or more.  The foregoing restrictions are not applicable where the sentence was served, the probation period has expired, or three years has lapsed since receiving amnesty,

2. Such person shall not be a related party or de-facto related party to the parties to such transaction.

3. Where the Company shall obtain two or more appraisal reports from professional appraisers, such appraisers shall not be related parties or de-facto related parties to each other.

The foregoing personnel shall, when issuing appraisal report or opinion, perform the following:

1. Before engagement on a case, such person shall evaluate his/her capability, experience and independence.

2. When performing the work, such person shall plan and implement appropriate working procedures well, so as to form a conclusion which shall be the basis for the opinion or report; the implementation procedure, data collection and conclusion shall be recorded in the working paper.

3. With regard to the sources of information and data, such person shall evaluate the completeness, correctness and reasonableness of the information item by item, and use such evaluation as basis for issuing the appraisal report or opinion.

4. A declaration shall be made with respect to the professional qualifications and independence of the appraiser,

Article No.	After the Amendment	Prior to the Amendment	Explanations
and the reasonableness and correctness of the information used as basis for the evaluation, and the compliance with relevant laws and regulations.
Article 7

Procedure of acquiring or disposing of real estate or right-of-use assets or equipments

1. Appraisal and procedures

The acquisition or disposal of real estate or equipment or right-of-use assets should be carried out in compliance with the Real Estate, Plants and Equipment Circle Procedures as set out in the Internal Control Mechanisms of the Company.

Procedure of acquiring or disposing of real estate or equipments

1. Appraisal and procedures

The acquisition or disposal of real estate or equipments should be carried out in compliance with the Real Estate, Plants and Equipment Circle Procedures as set out in the Internal Control Mechanisms of the Company.

Modified according to IFRS 16.

2. Decision-making procedures for the terms and conditions of the transaction and the degree of authority delegated

(1) Prior to acquiring or disposing of real estate or right-of-use assets, the Company should determine the terms and conditions of the transaction and the transaction price by referring to the publicly announced current value, the appraised value and the actual transaction price of a neighboring real estate or right-of-use assets, prepare an analysis report submit it to the board of directors for approval.

(2) Acquisition or disposal of equipment or right-of-use assets should be carried out through one the following methods: price inquiry, price survey, price negotiation or bidding, and should be approved at the levels pursuant to the Authorization Chart of the Company.

2. Decision-making procedures for the terms and conditions of the transaction and the degree of authority delegated

(1) Prior to acquiring or disposing of real property, the Company should determine the terms and conditions of the transaction and the transaction price by referring to the publicly announced current value, the appraised value and the actual transaction price of a neighboring real estate property, prepare an analysis report submit it to the board of directors for approval.

(2) Acquisition or disposal of equipments should be carried out through one the following methods: price inquiry, price survey, price negotiation or bidding, and should be approved at the levels pursuant to the Authorization Chart of the Company.

	3. Department responsible for execution Any acquisition or disposal or real estate or equipment or right-of-use assets by the	3. Department responsible for execution Any acquisition or disposal or real estate property or equipments by the Company,

Article No.	After the Amendment	Prior to the Amendment	Explanations

Company, after being submitted for approval according to the Authorization Chart set forth in the preceding paragraph, should be executed by the utilizing department and the managing department.

4. Appraisal report for real estate or equipment or right-of-use assets

Any acquisition or disposal of real estate or equipment or right-of-use assets by the Company where the transaction amount equals to or more than 20% of the Company's paid-in capital or NT$300 million, except in the case of transactions with the local government agency or those involving engaging others to build on the Company’s own land, engaging others to build on rented land, or acquisition or acquiring or disposing of machinery and equipment or right-of-use assets for business use, an appraisal report should be obtained from a professional appraiser prior to the date of occurrence of such event and the transaction should further comply with the following requirements:

(Omitted)

after being submitted for approval according to the Authorization Chart set forth in the preceding paragraph, should be executed by the utilizing department and the managing department.

4. Appraisal report for real estate property or equipments

Any acquisition or disposal of real estate property or equipments by the Company where the transaction amount equals to or more than 20% of the Company's paid-in capital or NT$300 million, except in the case of transactions with a government agency or those involving engaging others to build on the Company’s own land, engaging others to build on rented land, or acquisition or acquiring or disposing of machinery and equipment for business use, an appraisal report should be obtained from a professional appraiser prior to the date of occurrence of such event and the transaction should further comply with the following requirements:

(Omitted)

Article 9

Disposition Procedures for Related Party Transactions

1. When the Company engages in any acquisition or disposal of assets from or to a related party, in addition to the disposition procedures described by Article 7 for acquisition or disposal of real estate or equipment or right-of-use assets, it is required to adopt relevant resolutions and evaluate the reasonableness of the transaction terms, etc. in accordance with the following requirements. If the transaction amount totals 10% or more of the Company's total assets, the Company should also obtain an

Disposition Procedures for Related Party Transactions

1. When the Company engages in any acquisition or disposal of assets from or to a related party, in addition to the disposition procedures described by Article 7 for acquisition or disposal of real estate property or equipments, it is required to adopt relevant resolutions and evaluate the reasonableness of the transaction terms, etc. in accordance with the following requirements. If the transaction amount totals 10% or more of the Company's total assets,

Modified according to IFRS 16.

Article No.	After the Amendment	Prior to the Amendment	Explanations

appraisal report from a professional appraiser or a CPA opinion in accordance with the preceding Article. The said transaction amount should be calculated in accordance with Article 14.1.(5) herein. While judging whether a transaction counterparty is a related party, in addition to the legal formalities, the substance of the relationship should also be considered.

the Company should also obtain an appraisal report from a professional appraiser or a CPA opinion in accordance with the preceding Article. The said transaction amount should be calculated in accordance with Article 14.1.(5) herein. While judging whether a transaction counterparty is a related party, in addition to the legal formalities, the substance of the relationship should also be considered.

2. Appraisal and disposition procedures

When the Company intends to acquire or dispose of assets from or to a related party, or when it intends to acquire or dispose of assets other than real estate or right-of-use assets from or to a related party and the transaction amount is equal to or more than 20% of the Company’s paid-in capital, 10% of the Company’s total assets, or NT$300 million, except in trading of domestic government bonds or bonds under repurchase and resale agreements, or subscription or redemption of domestic money market funds, the Company may not proceed with entering into a transaction contract or making a payment until the following documents have been approved by the Audit Committee and the board of directors:

(Omitted)

2. Appraisal and disposition procedures

When the Company intends to acquire or dispose of assets from or to a related party, or when it intends to acquire or dispose of assets other than real estate property from or to a related party and the transaction amount is equal to or more than 20% of the Company’s paid-in capital, 10% of the Company’s total assets, or NT$300 million, except in trading of domestic government bonds or bonds under repurchase and resale agreements, or subscription or redemption of domestic money market funds, the Company may not proceed with entering into a transaction contract or making a payment until the following documents have been approved by the Audit Committee and the board of directors:

(Omitted)

(3) While acquiring real estate or right-of-use assets from a related party, information regarding evaluation of the reasonableness of the proposed transaction terms in accordance with Article 9.3.(1) and Article 9.3.(4).

(Omitted)

(3) While acquiring real estate property from a related party, information regarding evaluation of the reasonableness of the proposed transaction terms in accordance with Article 9.3.(1) and Article 9.3.(4).

(Omitted)

Article No.	After the Amendment	Prior to the Amendment	Explanations

The transaction amount in the preceding paragraph should be calculated in accordance with Article 14.1.(5) herein. The term “within one year” shall be counted backward from the date of the occurrence of the event. Items that have been approved by the Audit Committee and the board of directors need not be counted toward the transaction amount.

Where there is any of the following transactions between the Company and one or more of its subsidiaries, or between two or more subsidiaries that are directly or indirectly 100% owned by the Company, the Board of Directors may, based on its authorized amount, level, implementation department and the sequence of transaction, authorize the chairman of the Company to proceed with the  transaction within certain amount, and the chairman shall report to the  Board of Directors at their next meeting for ratification:

(1) Acquisition or disposal of any equipment or right-of-use assets for operational purposes.

(2) Acquisition or disposal of any right-of-use real estate for operational purposes.

The transaction amount in the preceding paragraph should be calculated in accordance with Article 14.1.(5) herein. Items that have been approved by the Audit Committee and the board of directors need not be counted toward the transaction amount.

(Added)

3. Evaluation of the reasonableness of the transaction costs

(1) The Company should evaluate the reasonableness of the transaction costs by the following methods while acquiring or disposing of real estate or right-of-use asset from or to a related party:

(Omitted)

3. Evaluation of the reasonableness of the transaction costs

(1) The Company should evaluate the reasonableness of the transaction costs by the following methods while acquiring or disposing of real estate property from or to a related party:

(Omitted)

	(2) When land and a building on the same property are bought or leased together, the	(2) When land and a building on the same property are bought together, the transaction cost

Article No.	After the Amendment	Prior to the Amendment	Explanations

transaction cost for the land and the building may be separately assessed using one of the evaluation methods referred to above.

(3) When the Company acquires or disposes of real estate or right-of-use asset from related parties, in addition to the assessment of the cost of the real estate or right-of-use assets according to subparagraphs (1) and (2) of paragraph 3 of this Article, the Company shall consult accountants for his double assessment and concrete opinion.

for the land and the building may be separately assessed using one of the evaluation methods referred to above.

(3) When the Company acquires or disposes of real estate property from related parties, in addition to the assessment of the cost of the real estate according to subparagraphs (1) and (2) of paragraph 3 of this Article, the Company shall consult accountants for his double assessment and concrete opinion.

(4) If the outcome of evaluation of acquisition or disposal of real estate or right-of-use assets from related parties is lower than the transaction price pursuing subparagraphs (1) and (2) of paragraph 3 of this Article, subparagraph (5) of paragraph 3 of this Article should apply with the exception of the following circumstances which are accompanied with objective evidence and concrete opinions of the professional real estate appraiser and accountant.

(i) A related party who acquires land only or rents land for reconstruction may provide evidence to prove conformity with one of the following criteria.

(Omitted)

(4) If the outcome of evaluation of acquisition or disposal of real estate property from related parties is lower than the transaction price pursuing subparagraphs (1) and (2) of paragraph 3 of this Article, subparagraph (5) of paragraph 3 of this Article should apply with the exception of the following circumstances which are accompanied with objective evidence and concrete opinions of the professional real estate appraiser and accountant.

(i) A related party who acquires land only or rents land for reconstruction may provide evidence to prove conformity with one of the following criteria.

(Omitted)

B. The transaction terms are comparable to non-related party purchase or tenancy transactions cases during the year prior to this transaction for other floors in the same building or covering similar areas in other buildings in the neighborhood, where the assessment of the transaction terms has taken into account

B. The transaction terms are comparable to non-related party transactions during the year prior to this transaction for other floors in the same building or covering similar areas in other buildings in the neighborhood, where the assessment of the transaction terms has taken into account the reasonable price

Article No.	After the Amendment	Prior to the Amendment	Explanations
	the reasonable price differences between floors or areas in light of real estate lease customs.	differences between floors or areas in light of real estate lease customs.
(Deleted)

C. The transaction terms are comparable non-related parties transactions for other floors in the same building during the most recent year, the assessment of which has taken into account the reasonable price difference between floors in light of real estate lease customs.

(ii) The Company provides evidence to prove that the transaction terms for the real estate acquired or right-of-use assets leased from related parties are comparable with other non-related party transactions cases in the neighborhood during the year prior to this transaction covering approximately the same area. The aforesaid transaction cases in the neighborhood refers to any transaction involving property which is less than 500 meters from the transacted property in the same or an adjoining neighborhood or property of a similar published market value. A similar area means an area covered by a transaction conducted between non-related parties which is not less than 50% of the area of the transacted property. The period of “one year” starts from the date on which the real estate or right-of-use asset is acquired and is counted backward one year.

(ii) The Company provides evidence to prove that the transaction terms for the real estate acquired from related parties are comparable with other non-related party transactions in the neighborhood during the year prior to this transaction covering approximately the same area. The aforesaid transaction in the neighborhood refers to a transaction for property which is less than 500 meters from the transacted for property in the same or an adjoining neighborhood or property of a similar published market value. A similar area means an area covered by a transaction conducted between non-related parties which is not less than 50% of the area of the transacted property. The period of “one year” starts from the date on which the real estate is acquired and is counted backward one year.

Article No.	After the Amendment	Prior to the Amendment	Explanations

(5) If the outcome of evaluation of acquisition or disposal of real estate or right-of-use assets from related parties is lower than the transaction price pursuing subparagraphs (1) and (2) of paragraph 3 of this Article, the following measures shall be taken. If the Company and the public companies which use equity method assessment as to the Company’s investment withdraw special surplus reserve set for in the preceding regulation, the special reserve appropriated shall be used only when the loss of price fall of the assets bought or right-of-use assets leased at the high price has been acknowledged, the assets disposed of, the lease agreement terminated, original state restored, or there exists any other evidence to ensure the reasonableness and when the FSC has approved it.

(Omitted)

(5) If the outcome of evaluation of acquisition or disposal of real estate property from related parties is lower than the transaction price pursuing subparagraphs (1) and (2) of paragraph 3 of this Article, the following measures shall be taken. If the Company and the public companies which use equity method assessment as to the Company’s investment withdraw special surplus reserve set for in the preceding regulation, the special reserve appropriated shall be used only when the loss of price fall of the assets bought leased at the high price has been acknowledge, the assets disposed original state restored, or there exists any other evidence to ensure the reasonableness and when the FSC has approved it.

(Omitted)

(6) In any of the following events, the acquisition or disposal of real estate or right-of-use assets from related parties shall be carried out according to paragraph 1 and 2 of this Article and evaluation regulations of the reasonableness of the transaction costs set forth in subparagraph (1), (2), (3) of paragraph 3 of the Article shall not apply.

(6) In any of the following events, the acquisition or disposal of real estate property from related parties shall be carried out according to paragraph 1 and 2 of this Article and evaluation regulations of the reasonableness of the transaction costs set forth in subparagraph (1), (2), (3) of paragraph 3 of the Article shall not apply.

(i)The related party acquired the real estate or right-of-use assets due to succession or gift.

(ii)The lapse between the date of acquisition of real estate or right-of-use assets and the date of the transaction is more than five years.

(iii)The acquisition of real estate is based on a cooperative construction contract entered into with the related party.

(iv) The acquisition of real estate or right-of-use assets for operational purposes by and between the Company and its subsidiaries, or between the subsidiaries which are directly or indirectly 100% owned by the Company.

(i)The related party acquired the real estate due to succession or gift.

(ii)The lapse between the date of acquisition of real estate assets and the date of the transaction is more than five years.

(iii)The acquisition of real estate is based on a cooperative construction contract entered into with the related party.

(Added)

	(7) While acquiring or disposing of real estate or right-of-use asset from or to a related party,	(7) While acquiring or disposing of real estate property from or to a related party, the

Article No.	After the Amendment	Prior to the Amendment	Explanations
	the Company should also comply with Article 9.3.(5) if there is other evidence indicating that the acquisition is not an arm’s length transaction.	Company should also comply with Article 9.3.(5) if there is other evidence indicating that the acquisition is not an arm’s length transaction.
Article 10	Disposition Procedures for Acquisition or Disposition of Memberships or Intangible Assets or Right-of-use Assets	Disposition Procedures for Acquisition or Disposition of Memberships or Intangible Assets	Modified according to IFRS 16.

1. Appraisal and procedures

The acquisition or disposal of memberships or intangible assets or right-of-use assets should be carried out in compliance with the Investment Procedures and Real Estate, Plants and Equipment Circle Procedures in the Internal Control Mechanisms of the Company.

1. Appraisal and procedures

The acquisition or disposal of memberships or intangible assets should be carried out in compliance with the Investment Procedures and Fixed Assets Circle Procedures in the Internal Control Mechanisms of the Company.

	2. Decision-making procedures for the terms and conditions of the transaction and the degree of authority delegated (Omitted)	2. Decision-making procedures for the terms and conditions of the transaction and the degree of authority delegated (Omitted)

(2) Prior to acquiring or disposing of intangible assets or right-of-use assets, the Company should, with reference to appraisal reports issued by experts or the fair market value, the determined transaction terms and the transaction price, prepare an analysis report and submit it to the general manager for approval. If the amount is less than 20% of the paid-in capital, the Company should report to the first meeting of the board of directors held after the general manager’s approval has been given. If the amount exceeds 20% of the paid-in capital, the Company cannot proceed until it gets approval from the board of directors.

(2) Prior to acquiring or disposing of intangible assets the Company should, with reference to appraisal reports issued by experts or the fair market value, the determined transaction terms and the transaction price, prepare an analysis report and submit it to the general manager for approval. If the amount is less than 20% of the paid-in capital, the Company should report to the first meeting of the board of directors held after the general manager’s approval has been given. If the amount exceeds 20% of the paid-in capital, the Company cannot proceed until it gets approval from the board of directors.

	3. Department responsible for execution Any acquisition or disposal of memberships or intangible assets or right-of-use assets by the Company, after being submitted for approval according to the	3. Department responsible for execution Any acquisition or disposal of memberships or intangible assets by the Company, after being submitted for approval according to the authorization

Article No.	After the Amendment	Prior to the Amendment	Explanations
	authorization levels set forth in the preceding paragraph, should be executed by the utilizing department and the financing department or the managing department	levels set forth in the preceding paragraph, should be executed by the utilizing department and the financing department or the managing department

4. Expert appraisal report for membership or intangible assets or right-of-use assets

5. Where the transaction amount for acquiring or disposing of membership or intangible assets or right-of-use assets is or more than 20% of the Company's paid-in capital or NT$300 million, except in transactions with a domestic government agency, the company should, prior to the date of occurrence of such event, engage a CPA to provide an opinion regarding the reasonableness of the transaction price and the CPA should do so in accordance with the provisions of Statement of Auditing Standards No. 20 published by the ARDF.

4. Expert appraisal report for membership or intangible assets

Where the transaction amount for acquiring or disposing of membership or intangible assets is or more than 20% of the Company's paid-in capital or NT$300 million, except in transactions with a government agency, the company should, prior to the date of occurrence of such event, engage a CPA to provide an opinion regarding the reasonableness of the transaction price and the CPA should do so in accordance with the provisions of Statement of Auditing Standards No. 20 published by the ARDF.

Article 14

Public Disclosure of Information

1. Matters for which public announcements and reports should be made and standards for public announcements and reports

(1) Acquisition or disposal of real estate or right-of-use assets from or to a related party, or acquisition or disposal of assets other than real estate or right-of-use assets from or to a related party where the transaction amount is equal to or more than 20% of the Company’s paid-in capital, 10% of the Company's total assets, or NT$300 million or more. However, this shall not apply to trading of domestic government bonds or bonds under repurchase and resale agreements, or subscription or redemption of domestic money market funds.

(Omitted)

Public Disclosure of Information

1. Matters for which public announcements and reports should be made and standards for public announcements and reports

(1) Acquisition or disposal of real estate property from or to a related party, or acquisition or disposal of assets other than real estate property from or to a related party where the transaction amount is equal to or more than 20% of the Company’s paid-in capital, 10% of the Company's total assets, or NT$300 million or more. However, this shall not apply to trading of domestic government bonds or bonds under repurchase and resale agreements, or subscription or redemption of money market funds.

(Omitted)

Modified according to IFRS 16.

Article No.	After the Amendment	Prior to the Amendment	Explanations

(4) Where the type of asset acquired or disposed of is equipment/machinery or a right-of-use asset for business use, the transaction counterparty is not a related party, and the transaction amount is NT$500 million or more.

(5) Acquisition or disposal of real estate property which is for construction use by a Company engaging in the construction business, where the transaction counterparty is not a related party, and the transaction amount is less than NT$500 million.

(6) Where a real estate property is acquired under an arrangement involving engaging others to build on the Company's own land, engaging others to build on rented land, joint construction and allocation of housing units, joint construction and allocation of ownership percentages, or joint construction and separate sale, and the amount the Company expects to invest in the transaction is less than NT$500 million.

(7) Where an asset transaction other than any of those referred to in the preceding six subparagraphs, a disposal of receivables by a financial institution, or an investment in the mainland China area is equal to or more than 20% of the Company’s paid-in capital or NT$300 million, provided that this requirement should not apply in the following circumstances:

(i)Trading of domestic government bonds.

(4) Where an asset transaction other than any of those referred to in the preceding three subparagraphs, a disposal of receivables by a financial institution, or an investment in the mainland China area is equal to or more than 20% of the Company’s paid-in capital or NT$300 million, provided that this requirement should not apply in the following circumstances:

(i) Trading of government bonds.

(ii) Securities trading by investment professionals on foreign or domestic securities exchanges or over-the-counter markets, or subscription of securities by a securities firm, either in the primary market or in accordance with relevant regulations.

(iii) Trading of bonds under repurchase/resale agreements, or subscription or redemption of domestic money market funds.

(iv) Where the type of asset acquired or disposed of is equipment/machinery for business use, the transaction counterparty is not a related party, and the transaction amount is less than NT$500 million.

(v) Acquisition or disposal of real estate property which is for construction use by a Company engaging in the construction business, where the transaction counterparty is not a related party, and the transaction amount is less than NT$500 million.

	(ii)Securities trading by investment professionals on foreign or domestic securities exchanges or over-the-counter markets, or subscription of	(vi) Where a real estate property is acquired under an arrangement involving engaging others to build on the Company's own land,

Article No.	After the Amendment	Prior to the Amendment	Explanations

corporate bonds and financial bonds that are not connected with share equity (excluding subordinated bonds), or subscription or repurchase of securities investment trust funds or futures trust funds by a securities firm, either in the primary market or in accordance with relevant regulations.

(iii) Trading of bonds under repurchase/resale agreements, or subscription or redemption of domestic money market funds.

engaging others to build on rented land, joint construction and allocation of housing units, joint construction and allocation of ownership percentages, or joint construction and separate sale, and the amount the Company expects to invest in the transaction is less than NT$500 million.

(8) The transaction amount set forth in the Article 14.1.(7) should be calculated as follows, where "within the preceding year" refers to the year preceding the date of occurrence of relevant transaction. Items duly announced in accordance with applicable regulations need not be counted toward the transaction amount.

(5) The transaction amount set forth in the Article 14.1.(7) should be calculated as follows, where "within the preceding year" refers to the year preceding the date of occurrence of relevant transaction. Items duly announced in accordance with applicable regulations need not be counted toward the transaction amount.

(i) The amount of any individual transaction.

(ii) The cumulative transaction amount of acquisitions and disposals of the same type of underlying asset with a single transaction counterparty within the preceding year.

(iii) The cumulative transaction amount of real estate or right-of-use asset acquisitions and disposals (cumulative acquisitions and cumulative disposals) for a single development project within the preceding year.

(iv)The cumulative transaction amount of acquisitions and disposals (cumulative acquisitions and cumulative disposals) of a single security within the preceding year.

(Omitted)

(i) The amount of any individual transaction.

(ii) The cumulative transaction amount of acquisitions and disposals of the same type of underlying asset with a single transaction counterparty within the preceding year.

(iii) The cumulative transaction amount of real estate property acquisitions and disposals (cumulative acquisitions and cumulative disposals) for a single development project within the preceding year.

(iv)The cumulative transaction amount of acquisitions and disposals (cumulative acquisitions and cumulative disposals) of a single security within the preceding year.

(Omitted)

Schedule 6

Explanation for the Means and Contents of the Issuance of Ordinary Shares for Cash to sponsor the issuance of overseas depositary receipts and/or issuance of ordinary shares for cash domestically

1.

In order to meet the Company’s need for long term development, it is proposed to take one of the following approaches or a combination of the following approaches: issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipt and/or issuance of domestic ordinary shares for cash, once or in installments, within the scope of 30,000,000 shares at the proper timing and take into account the condition of the capital market and the actual fiscal need of the Company in accordance with relative laws and regulations, the Company’s Articles of Incorporation and the relevant rules of the competent authorities, so as to raise long term capital and increase the variety of channels for raising capital while maintaining flexibility, and to improve the Company’s international competiveness. Subject to the market conditions of the overseas offering market, the Company may also issue overseas depositary receipts sponsored by issued shares, and relevant matters will be handled by the board of directors.

2.	Issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipt:
(1)

The issue price for the issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipt, according to “Voluntary Code of Practice of Taiwan Securities Association Sales Agency Member Guiding Issuing Company to Raise and Issue Securities” (the “Voluntary Code of Practice”), is prohibited to be less than the closing price of the Company’s ordinary shares on the pricing date or less then 90 percent of the average price of the simple arithmetic average of closing price for either the 1, 3, or 5 business days before the pricing date deducted shares dividends (or capital reduction) and cash dividends. However, if domestic relative laws and regulations were amended, the Board of Directors can adjust manners and percentage of pricing in correspondence with the laws and regulations. In order to gain the acceptance of foreign investors, the Chairman of the Board is authorized within the aforementioned scope to set actual issue price in collaboration with securities underwriter according to international customs and related book building situation, so the manner to set issue price should be reasonable. In addition, the manner to determine the issue price for overseas depository receipts is based on fair trading market price of ordinary share formed in the business place of domestic securities firm. The original shareholders can still purchase ordinary shares with pricing that is close to the issue price for overseas depository receipts, and is therefore free from assuming the risk of exchange and liquidity. If the Company issue ordinary shares for cash for issuing overseas depositary receipt in maximum 30,000,000 shares, the highest rate of dilution of shareholder’s right calculated by raised shares is 31.90%. However, when the benefits for this capital increase emerged, the Company’s competitiveness can be increased, all shareholders can share the benefit, so there should not be material negative effect to original shareholder’s right.

(2)	For the purpose of issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipt, the Company will reserve 15% of new shares for subscription by employees of the Company in accordance with Article 267 of the Company Act. The remaining 85% new shares will be proposed to be publicly offered in general meeting of shareholders in accordance with Article 28-1 of the Securities Exchange Act as the original security of issuing overseas depositary receipt, and the original shareholders waive their pre-emptive right. The shares that the employees waive their right to subscribe or undersubscription, the Chairman of the Board shall be authorized to seek specific persons to subscribe, or add in as the original security to sponsor the issuance of overseas depositary receipt in consideration of market needs.

(3)

In correspondence with the issuance of ordinary shares for cash t sponsor the issuance of overseas depositary receipt, it is proposed to authorize the Chairman of the Board, the President of the Company, or persons designated by the Chairperson of the Board to approve and execute all documents regarding the issuance of overseas depositary receipt and administer matters related to the issuance of new shares in representation of the Company.

3.

To execute the plan to issue ordinary shares domestically, it is proposed to the shareholder’s meeting to resolve that the Chairman of the Board is authorized to choose one of the following manner to underwrite:

(1)	If conducting allocation of securities by book building
A.

Other than reservation of 15% of new shares for subscription by employees of the Company in accordance with Article 267 of the Company Act, the remaining 85% shares shall be allocated to make book building placement, and the original shareholders waive their pre-emptive right in accordance with Article 28-1 of the Securities Exchange Act. Where the shares that the employees waive their right to subscribe or undersubscription, the Chairman of the Board shall be authorized to seek specific persons to subscribe.

B.

The actual issue price of the issuance of shares for cash is authorized to the Chairman of the Board to collaborate with the lead securities underwriter to determine in consideration of the all-around situation of the book building allocation, situations of the issuing market and relative laws and regulations after the expiry of period for book building allocation. The determination of the issue price, according to Voluntary Code of Practice shall not be less than 90 percent of the average price of the simple arithmetic average of closing price for either the 1, 3, or 5 business days before the pricing date deducted shares dividends (or capital reduction) and cash dividends while reporting to the Financial Supervisory Commission, submitting book building placement agreement to the Taiwan Securities Association, and submitting underwriting contract to the Taiwan Securities Association. However, if Taiwan’s relative laws and regulations were amended, the Board of Directors can adjust manners and percentage of pricing in correspondence with the laws and regulations.

(2)	If conducting public subscription
A.	The Company shall reserve 15% of total amount of new shares for subscription by employees of the Company in accordance with Article 267 of the Company Act, and allocate 10% of total amount of new shares to be publicly underwritten. The remaining 75% shall be severally subscribed by original shareholders according to the names and percentage of shares written in the Register of Shareholders on the base date of the subscription. The fractional shares where the original shareholder subscribed to less than 1 share can be directly administered by the shareholder to be combined through the shareholder service provider of the Company within 5 days of the record date for subscription.  It is proposed to grant the Chairman of the Board the power and authority to seek specific persons for subscription at the issuing price of the fractional shares that are less than one share, the shares that the original shareholders, employees and the public did not subscribe to or are undersubscribed and the fractional shares that the shareholder fails to report to the company for combination during the above specified period..

B.

The pricing for the cash increase of capital is authorized to the Chairperson of the Board to determine collaborate with underwriter according to the market condition. In accordance with paragraph 1 of Article 6 of the Voluntary Code of Practice, the scope of discretion shall be between 70% and 100% of the simple arithmetic average of closing price for either the 1, 3, or 5 business days before the pricing date minus distribution of shares dividends (or capital reduction) and cash dividends. However, if domestic relative laws and regulations were amended, the Board of Directors can adjust means and percentage of pricing in correspondence with the laws and regulations.

4.

The funds raised in this plan is designated for the long term development of the Company, debts repayment, operation fund increase, reinvest, acquisition of other companies, premises buildings and equipment replacement, and other single or multiple use, and is predicted to finish execution within 5 years after completion of fund raising. The execution of this capital increase plan is predicted to be able to strengthen the competitiveness of the Company, enhance research and development synergy that has positive benefit for shareholder’s right.

5.

The ordinary shares issued to sponsor the issuance of overseas depositary receipt and/or ordinary shares issued domestically for cash will be listed on Taipei Exchange. After issuance, the rights and obligations of the shares shall be the same with original shares.

6.

Where the main contents of this capital increase for cash domestically, including but not limited to, numbers and monetary amount of share to be issued, conditions of issuance, devoted items of the capital plan, expected schedule, expected benefit, and other related events not mentioned in this approval, are required to be decided or amended due to the change of laws and regulations, request of the competent authorities, operation assessment, or to respond the objective environment, , it’s proposed to authorize to the Chairman of the Board of Directors to do every required acts. It’s proposed to authorize to the Chairman of the Board of Directors to decide the base date of price, actual issued price, the base date of subscription, the base date of capital increase, and other events related to the issuance of shares.

7.	It’s proposed to authorize the Board of Directors to decide, adjust, and enact all items, and do all acts related to main contents of this issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipt responding to the needs of the Company and the situation of business environment, including but not limited to, numbers and monetary amount of share to be issued, issued price, conditions of issuance, methods of underwriting, plan of issuance, items of the plan, expected schedule, expected benefit, and other events not mentioned in this approval. Where such events are required to be decided or amended due to request of the competent authorities or to respond to the objective environment, it’s proposed to authorize to the Board of Directors to do all required acts as well.

8.

Where there are matters not clarified in this resolution, the Board of Directors and/or Chairman of the Board of Directors shall be fully authorized to administer in accordance with relative laws and regulations.